UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 12)*

The Charles Schwab Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

808513-10-5

(CUSIP Number)

Lawrence B. Rabkin, Esq.

Howard Rice Nemerovski Canady Falk & Rabkin, A Professional Corporation

Three Embarcadero Center

San Francisco, California 94111

(415) 434-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 7 Pages)

CUSIP No. 808513-10-5	SCHEDULE 13D	Page 2 of 7

1	Name of Reporting Person IRS Identification No. of Above Person (Entities Only) Charles R. Schwab
2	Check the Appropriate Box if a member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Source of Funds
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 14,372,495
8 Shared Voting Power 213,411,093
9 Sole Dispositive Power 14,372,495
10 Shared Dispositive Power 213,411,093

11	Aggregate Amount Beneficially Owned by Each Reporting Person 227,783,588
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 18.1%
14	Type of Reporting Person IN

CUSIP No. 808513-10-5	SCHEDULE 13D	Page 3 of 7

Item 1.	Security and Issuer.

This Amendment No. 12 to Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of The Charles Schwab Corporation (the “Issuer”).

The address of the principal executive office of the Issuer is:

The Charles Schwab Corporation

120 Kearny Street

San Francisco, California 94108

Item 2.	Identity and Background.

(a)	Mr. Charles R. Schwab

(b)	The Charles Schwab Corporation

120 Kearny Street

San Francisco, California 94108

(c)	Chairman, Chief Executive Officer and Director

The Charles Schwab Corporation

120 Kearny Street

San Francisco, California 94108

(d)	Inapplicable

(e)	Inapplicable

(f)	United States of America

Item 3.	Source and Amount of Funds or Other Consideration.

Inapplicable

Item 4.	Purpose of Transaction.

The shares of Common Stock are held for personal investment, except as noted in Item 5 below.

On July 2, 2007, the Issuer announced plans to repurchase up to an aggregate of 84,000,000 shares of its outstanding Common Stock in a modified “Dutch Auction” tender offer (the “Tender Offer”). The number of shares proposed to be purchased represents approximately 7% of the Issuer’s currently outstanding Common Stock.

Effective July 2, 2007, Charles R. Schwab, Helen O. Schwab, The Charles & Helen Schwab Living Trust, HOS Family Partners, LLC, a limited liability company organized and existing under the laws of the State of Delaware, 188 Partners LP, a limited partnership organized and existing under the laws of the State of California, and the Charles & Helen Schwab Foundation, a nonprofit public benefit corporation (each, a “Seller” and collectively, the “Sellers”), and the Issuer entered into a Stock Purchase Agreement (the “Purchase Agreement”) pursuant to which, among other things, the Sellers agreed not to participate in the Tender Offer, and instead, have agreed to sell, and the Issuer has agreed to purchase,

CUSIP No. 808513-10-5	SCHEDULE 13D	Page 4 of 7

18,000,000 shares (which will be proportionately increased or decreased if the number of shares purchased in the Tender Offer is higher or lower than the number of shares the Issuer is currently offering to purchase). The shares to be purchased from the Sellers pursuant to the Purchase Agreement will be purchased at the same price per share as is determined and paid in the Tender Offer. The purchase from the Sellers will take effect on the 11th business day following the expiration of the Tender Offer. Upon consummation of the Tender Offer and the other transactions referred to above, Mr. Schwab’s percentage ownership interest in the Issuer (for purposes of this Schedule 13D) is expected to remain substantially unchanged.

Item 5.	Interest in Securities of the Issuer.

(a)	227,783,588 shares of Common Stock (including 5,850,000 shares which may be acquired within 60 days upon exercise of options) representing (for the purposes of this Schedule 13D) approximately 18.1% of the Common Stock outstanding.

(b)	The 227,783,588 shares of Common Stock referred to in Item 5(a) above consist of: (i) 14,372,495 shares of Common Stock (including 5,850,000 shares which may be acquired within 60 days upon exercise of options) as to which Mr. Schwab has sole voting and dispositive power; and (ii) 213,411,093 shares of Common Stock as to which Mr. Schwab has shared voting power and shared dispositive power (including 149,572,858 shares held by Mr. and Mrs. Schwab as trustees of The Charles & Helen Schwab Living Trust; 42,853,958 shares held by HOS Family Partners, LLC, a limited liability company organized and existing under the laws of the State of Delaware as to which Mr. and Mrs. Schwab are two of three members with shared voting and dispositive power; 7,841,450 shares held by Mrs. Schwab; 1,725,642 shares held by the trustee of the Charles Schwab Profit Sharing and Employee Stock Ownership Plan and allocated to Mr. Schwab’s individual ESOP account; 11,411,185 shares held by the Charles & Helen Schwab Foundation, a nonprofit public benefit corporation as to which Mr. and Mrs. Schwab, as two of four directors, have shared voting and dispositive power but disclaim beneficial ownership; and 6,000 shares held in the Kevin P. O’Neill Children’s Trust for which Mr. Schwab acts as trustee).

(c)	The following transactions in Common Stock were effected by Mr. Schwab in the sixty days prior to the filing of this Schedule 13D:

Date of Transaction	Amount of Securities Involved	Nature of Transaction	Price Per Share	Where and How Effected
June 5, 2007	405,000	Distribution	N/A	Distribution	[1]

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Schwab, except for the Charles & Helen Schwab Foundation and HOS Family Partners LLC, as noted in Item 5(b) above.

(e)	Inapplicable

[1]

These shares were distributed by a family limited partnership over which Mr. Schwab has control to Mr. Schwab’s daughter and represent a portion of Mr. Schwab’s daughter’s pro rata interest in the shares of Common Stock owned by the family limited partnership. The shares were initially distributed to a trust for the benefit of Mr. Schwab’s daughter over which Mr. Schwab serves as trustee, and the trust distributed the shares to a separate account for Mr. Schwab’s daughter.

CUSIP No. 808513-10-5	SCHEDULE 13D	Page 5 of 7

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

1.	Registration Rights and Stock Restriction Agreement, dated as of March 31, 1987 between Mr. Schwab and CL Acquisition Corporation (now named The Charles Schwab Corporation), which Agreement requires that share transfers be made in accordance with state and federal securities laws and subject to protection of the issuer’s rights and further provides for registration rights in certain circumstances.

2.	Non-Qualified Stock Option Agreement, dated as of September 16, 1992 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 1992 Stock Incentive Plan.

3.	Non-Qualified Stock Option Agreement dated as of April 19, 2004 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2001 Stock Incentive Plan.

4.	Premium-Priced Stock Option Agreement dated as of October 20, 2005 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

5.	Premium-Priced Stock Option Agreement dated as of October 30, 2006 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

6.	Stock Purchase Agreement, dated as of July 2, 2007 among Charles R. Schwab, Helen O. Schwab, The Charles & Helen Schwab Living Trust, HOS Family Partners, LLC, a limited liability company organized and existing under the laws of the State of Delaware, 188 Partners LP, a limited partnership organized and existing under the laws of the State of California, and the Charles & Helen Schwab Foundation, a nonprofit public benefit corporation, and The Charles Schwab Corporation, a Delaware corporation.

Also, the responses to Items 4 and 5 of this Schedule 13D are incorporated herein by reference.

CUSIP No. 808513-10-5	SCHEDULE 13D	Page 6 of 7

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description
1.	Registration Rights and Stock Restriction Agreement, dated as of March 31, 1987, between Charles R. Schwab and CL Acquisition Corporation (now named The Charles Schwab Corporation).*

2.	Non-Qualified Stock Option Agreement, dated as of September 16, 1992 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 1992 Stock Incentive Plan.**

3.	Non-Qualified Stock Option Agreement dated as of April 19, 2004 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2001 Stock Incentive Plan. ***

4.	Premium-Priced Stock Option Agreement dated as of October 20, 2005 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan. ****

5.	Premium-Priced Stock Option Agreement dated as of October 30, 2006 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

6.	Stock Purchase Agreement, dated as of July 2, 2007 among Charles R. Schwab, Helen O. Schwab, The Charles & Helen Schwab Living Trust, HOS Family Partners, LLC, a limited liability company organized and existing under the laws of the State of Delaware, 188 Partners LP, a limited partnership organized and existing under the laws of the State of California, and the Charles & Helen Schwab Foundation, a nonprofit public benefit corporation, and The Charles Schwab Corporation, a Delaware corporation.

*	Incorporated by reference to Exhibit 1 to Amendment No. 8 to Mr. Schwab’s Schedule 13D dated July 31, 1995.

**	Incorporated by reference to Exhibit 4 to Amendment No. 5 to Mr. Schwab’s Schedule 13D dated May 6, 1994.

***	Incorporated by reference to Exhibit 3 to Amendment No. 11 to Mr. Schwab’s Schedule 13D dated March 9, 2006.

****	Incorporated by reference to Exhibit 4 to Amendment No. 11 to Mr. Schwab’s Schedule 13D dated March 9, 2006.

CUSIP No. 808513-10-5	SCHEDULE 13D	Page 7 of 7

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2007

/s/ Charles R. Schwab
Charles R. Schwab